UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ORBITAL SCIENCES CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase shares of common stock, par value $.01 per share
(Title of class of securities)

685564106
(CUSIP number of class of securities)
(Underlying common stock)

Susan Herlick
Senior Vice President, General Counsel and Corporate Secretary
Orbital Sciences Corporation
21839 Atlantic Boulevard
Dulles, VA 20166
(703) 406-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Eve N. Howard, Esq.
Joseph G. Connolly, Jr., Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600
CALCULATION OF FILING FEE

Transaction valuation* $9,473,320	Amount of filing fee** $1,014

*	The “transaction valuation” set forth above is as of December 29, 2006, based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 795,402 shares of common stock, par value $.01 per share, of Orbital Sciences Corporation will be amended pursuant to this offer, which may not occur.

**	The filing fee was previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

INTRODUCTORY STATEMENT
      This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2007 by Orbital Sciences Corporation (“Orbital” or the “Company”), as amended and supplemented by Amendment No. 1 filed with the SEC on January 25, 2007 and by Amendment No. 2 filed with the SEC on February 5, 2007 (the “Schedule TO”), relating to an offer by Orbital to amend certain outstanding options upon the terms and subject to the conditions set forth in the Offer to Amend, dated January 5, 2007, as amended and supplemented on January 25, 2007 and February 5, 2007 (the “Offer to Amend”) and the Letter of Transmittal.
      This Amendment No. 3 is the final amendment relating to the Offer and is made to report the result of the Offer. Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer to Amend.
Item 4. Terms of the Transaction.
(a)     Material Terms. The Offer expired at 5:00 p.m. Eastern Time on February 6, 2007. Pursuant to the Offer, Orbital has accepted for amendment options to purchase an aggregate of 786,736 shares of Orbital common stock, representing approximately 99% of the shares of Orbital common stock underlying all option grants that were eligible for amendment in the Offer. Subject to and in accordance with the terms of the Offer, we amended such eligible options, effective February 7, 2007, to increase such options’ initial exercise prices per share to the fair market value per share of Orbital common stock on the applicable grant measurement date for tax purposes.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

ORBITAL SCIENCES CORPORATION
By:	/s/ Susan Herlick
Susan Herlick
Senior Vice President, General Counsel and Corporate Secretary

Date: February 8, 2007